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                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

         Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the period indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

         For the purposes of computing the ratios of earnings to fixed charges, "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness and an interest factor attributable to rentals.


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

                                                                                                           THREE MONTHS ENDED
                                                                  FISCAL YEAR ENDED DECEMBER 31,                MARCH 31,
                                                         ------------------------------------------------  -------------------
                                                          2003      2002       2001       2000      1999      2004      2003
                                                         ------------------------------------------------  -------------------
                                                                           (in thousands, except for ratios)
FIXED CHARGES:
 Interest expensed ..................................      244        17          --         34       325         823        --
 Estimate of interest within rental expenses ........    1,575     1,512       1,451        921       901         424       390
                                                         ----------------------------------------------------------------------
    Total Fixed Charges .............................    1,819     1,529       1,451        955     1,226       1,247       390
                                                         ======================================================================
EARNINGS
 Pre-tax gain (loss) from continuing operations .....    5,655     2,769     (10,707)     1,573    10,481        (777)      922
 Fixed charges ......................................    1,819     1,529       1,451        955     1,226       1,247       390
                                                         ----------------------------------------------------------------------
    Total earnings (loss) for computation of ratio ..    7,474     4,298      (9,256)     2,528    11,707         470     1,312
                                                         ======================================================================
 RATIO OF EARNINGS TO FIXED CHARGES .................      4.1       2.8       -- (A)       2.6       9.5         0.4       3.4
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(A) The pre-tax loss from continuing operations for the year ended December 31,
2001 is not sufficient to cover fixed charges by a total of approximately $10.7 million. As a result, the ratio of earnings to fixed charges has not been computed for this period.